

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

Mail Stop 3561

July 9, 2007

Mr. Peter F. Collins
Chief Financial Officer
True Religion Apparel, Inc.
2263 E. Vernon Avenue
Vernon, CA 90058

> **Re:** **True Religion Apparel, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 27, 2007**
> **File No. 0-51483**

Dear Mr. Collins:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2006

Selected Financial Data, page 13

1.   Please present selected financial data for each of the last five fiscal years. Refer
        to Item 301 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 14

2.   We note you presented your operating lease obligations within the "Properties"
        section of your document. In future filings please include a tabular disclosure of
        contractual obligations including your operating lease obligations in
        Management's Discussion and Analysis of Financial Condition and Results of
        Operations. Refer to Item 303(a)(5) of Regulation S-K.

Results of Operations, page 16

The year ended December 31, 2006 vs. December 31, 2005, page 16

3.   We note your discussion of sales for the year ended December 31, 2006. Please
        expand on the specific reasons why sales increased for the year ended December
        31, 2006 from December 31, 2005. In doing so, please consider and discuss
        whether the increases were due to increases in prices, increases in volume and/or
        the introduction of new products and explain the underlying reasons for items
        such as increases in volume. Also, quantify the extent to which each change
        contributed to the overall change in sales. Furthermore, please discuss any trends
        or uncertainties that have had or may have a favorable or unfavorable impact on
        sales. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Consolidated Financial Statements

Consolidated Statements of Income and Comprehensive Income, page F-6

4.   Please be advised that your cost of sales should be presented in the same manner
        you present each category of sales. In future filings, please separately present
        your cost of sales line item into its respective wholesale and retail components.
        Also revise your "Classification of Certain Costs and Expenses" footnote
        disclosure on page F-9 to discuss your cost of sales by category.

5.   We note you had one retail operation in the prior year which generated revenue.
        To ensure consistency in each of your financial statement line items, please

reclassify that amount out of Sales – wholesale and include it in your Sales – retail line item for fiscal year 2005.

6.   We note you exclude settlement expense from income from operations. It does not appear that this presentation is appropriate considering the nature of these expenses as disclosed in the notes to your financial statements. Please revise to include these expenses in operations or tell us why a revision is unnecessary.

7.   Please confirm to us that there was no "Investment banking expense" in prior periods, otherwise revise your financial statements to properly present comparable line items.

Notes to Consolidated Financial Statements, page F-9

Note 2 – Summary of Significant Accounting Policies and Practices, page F-9

Inventory, page F-12

8.   We note your disclosure that you value your inventory at the lower of cost or market, with cost being determined by the first-in first-out method, however, your critical accounting polices on page 19 states that you value inventory using the average-cost method. Please correct this inconsistency and tell us what your policy is, how you accounted for inventory in your financial statements and whether you changed the method of accounting for inventory. Please be advised that a change in inventory valuation represents a change in accounting principle which requires a preferability letter from your registered public accounting firm.

Stock Based Compensation, page F-13

9.   Please revise this footnote for the adoption of SFAS 123(R).

Note 3 – Due From Factor, Net of Chargebacks and Other Deductions, page F-14

10.   Your disclosure indicates that at December 31, 2006, items subject to recourse totaled $128,500. Please tell us and expand your footnote to describe how you account for accounts receivable sold with recourse.

Note 4 – Inventory, page F-15

11.   Since you outsource all your manufacturing to third parties, please tell us the nature of the items included in your work-in-progress balance.

Note 9 – Share-Based Compensation, page F-18

Mr. Peter F. Collins
True Religion Apparel, Inc.
July 9, 2007
Page 4

12.   We note your adoption of SFAS 123(R) effective January 1, 2006. Please revise
       to include all applicable disclosures required by paragraph A240 of SFAS 123(R).
       Additionally, please disclose the assumptions used in the Black-Scholes option
       pricing model by year.

13.   We note you use a 10 year expected life for the purpose of calculating the fair
       value of your stock options using the Black-Scholes option pricing model. Please
       tell us if this is also the expected service period over which you recognize the
       related compensation expense. If so, please reconcile for us your assumption of a
       10 year expected life with the guidance regarding employees' expected exercise
       and post-vesting employment termination behavior in paragraphs A15, A18 and
       A26-30 of SFAS 123(R) as it relates to determining a reasonable expected life for
       your stock option grants.

Note 12 – Legal Proceedings, page F-23

Joseph C. Canouse, page F-23

14.   Please tell us how you recorded this settlement in fiscal year 2006. In doing so,
       please tell us and disclose the value of the 100,000 shares of common stock that
       were issued, how this was recorded and where the issuance appears in your
       statement of stockholders' equity. Also tell us whether any additional expense
       was taken or reversed during 2006 as a result of the final settlement.

Note 14 – Segment Information, page F-25

15.   Please clarify for us your statement that you changed the sales of goods to retail
       from standard wholesale pricing to cost during the year ended December 31,
       2006.

16.   Please disclose revenues from external customers attributed to your country of
       domicile and attributed to all foreign countries. For any individual foreign
       country whose revenues were material, please disclose those separately. Refer to
       paragraph 38 of SFAS 131.

Form 10-Q for the Quarterly Period Ended March 31, 2007

<u>Financial Statements</u>

<u>Notes to Financial Statements</u>

<u>Note 7 – Common Stock, page 6</u>

<u>Stock Grants, page 6</u>

17.   We note on page 12 that you changed your method for recognizing compensation expense for restricted stock awards. Please tell us and clarify your disclosure to describe the nature of the change and the accounting impact. Please also tell us whether this change was a change in accounting principle or a correction of an error.

<u>Item 4. Controls and Procedures, page 15</u>

18.   We note your officers concluded that your disclosure controls and procedures were effective in the timely recording, processing, summarizing and reporting of material financial and non-financial information. In future filings, please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures were effective in the timely <u>and accurate</u> recording, processing, summarizing and reporting of material financial and non-financial information <u>within the time periods specified within the Commission's rules and forms</u>. Also disclose, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

*   *   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Yong Kim at (202) 551-3323 if you have any questions regarding these comments. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Branch Chief